John Hancock Funds II

601 Congress Street

Boston, Massachusetts 02210-2805

May 14, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Amy Miller

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Miller:

This letter is in response to comments received via telephone on May 7, 2013 from the staff of the Securities and Exchange Commission (the “SEC,” or the “Commission”) with respect to Post-effective Amendment No. 92 under the Investment Company Act of 1940 (the “1940 Act”) to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 22, 2013 relating to the registration of the Global Equity Fund (the Fund”), a new series of the Trust.

Comment 1— In the “Principal investment strategies” section of the prospectus, it states that the equity securities in which the Fund may invest include “common and preferred stocks and their equivalents.” Please describe the equivalents.

Response to Comment 1 — The prospectus will be revised as requested to state that those equivalents include depositary receipts, warrants, rights and securities convertible into common or preferred stocks.

Comment 2 — In the “Principal risks” section, the first sentence of the first paragraph states that, “An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation…” This disclosure is not required if the Fund will not be sold by a bank or its affiliate.

Response to Comment 2 — Because the Fund may be offered through financial intermediaries affiliated with a bank, we believe it is appropriate to include this statement.

Comment 3 — The “Principal risks” section states the risk of investing in medium and small company stocks. Please add a statement regarding the market-capitalization ranges in which the Fund may invest.

Response to Comment 3 — The prospectus has been revised as requested to state that there is no limit on the market-capitalization ranges in which the Fund may invest, and the Fund may invest in the securities of large, medium and small companies.

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May 14, 2013

Comment 4 — In the “Fund details” section where it states that the Fund’s investment objective and strategies can be changed by the Trustees without shareholder approval, please state whether shareholders will be given notice.

Response to Comment 4 — Pursuant to Rule 35d-1 under the 1940 Act, the prospectus has been revised as requested to state that the Fund’s stated investment policy to invest at least 80% of net assets in equity securities is subject to change only upon 60 days’ prior notice to shareholders.

Comment 5 — Under the heading, “Temporary defensive investing,” it states that the Fund my invest up to 100% in cash or cash equivalents for the purposes of, among other things, meeting redemption requests and making anticipated cash payments. Because we do not believe these two stated purposes should be categorized as defensive, please remove these from this section.

Response to Comment 5 — The prospectus has been revised as requested.

Comment 6 — The “Fund details – Principal risks of investing” section includes statements regarding the risk of investing in preferred and convertible securities and value investing risk. Please also add these risks to the “Principal investment strategies” section earlier in the prospectus.

Response to Comment 6 — The prospectus has been revised as requested.

Comment 7 – Please state whether the Fund is a “participating fund” as referenced in the “Additional information about fund expenses” section of the prospectus.

Response to Comment 7 – The prospectus has been revised as requested to state that the Fund is a participating fund in this management fee waiver.

Comment 8 – The Statement of Additional Information (“SAI”) states that the Fund may invest in exchange-traded funds (“ETFs”), however, the fee and expense table in the prospectus does not contain a separate line item for the expenses of investing in underlying funds. Please explain why the fee table does not include such line item.

Response to Comment 8 – Based on the estimated expenses for the initial fiscal year, the expenses incurred indirectly by the Fund as a result of investment in ETFs are expected not to exceed 0.01% of average net assets of the Fund. Therefore, a separate line item is not required.

Comment 9 -- The SAI states that the Fund may utilize short sales. Please explain whether interest expense relating to short sale activity is included in the fee and expense table in the prospectus.

Response to Comment 9 – The Fund is not expected to incur interest expense relating to short sales as part of its expenses for the initial fiscal year, and accordingly, this expense is not included in the fee and expense table.

Comment 10 – In the “Fundamental Investment Restrictions” section of the SAI, please delete the phrase “and as interpreted or modified by regulatory authority having jurisdiction, from time to time” where it appears in the enumerated fundamental restrictions.

Response to Comment 10 – The enumerated fundamental investment restrictions cited above are consistent with those of the vast majority of the funds in the John Hancock fund complex. We believe that this phrase is also consistent with the provisions and purposes of Section (8)(b)(1) under the 1940 Act, pursuant to which the Fund is hereby stating its intention to preserve its freedom of action in this regard to be consistent with regulatory authority. Furthermore, at a shareholder meeting in 2007, pursuant to a proxy statement reviewed by the Commission, shareholders of the Trust approved a proposal to amend the Trust’s fundamental restrictions regarding these activities in this manner explicitly to simplify them and to

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May 14, 2013

incorporate maximum flexibility to accommodate future regulatory changes without the need for further shareholder action.

In addition to the affirmative approval of John Hancock fund shareholders, we believe that this practice has been well established in other fund complexes within the industry, intentionally so that older funds will not be disadvantaged compared to newer funds with fundamental restrictions that are consistent with the most recent Commission guidance. We fear that deleting this phrase will impose additional administrative burdens on the Fund relative to other funds in the John Hancock fund complex and impose competitive disadvantages on the Fund relative to other funds within the industry.

For the reasons set forth above, we respectfully decline to make the requested change. To assist shareholders in their understanding of these fundamental policies, and in response to the staff’s suggestion below in Comment 11, the Fund will add the descriptions set forth below describing the current meanings of the enumerated restrictions and providing context to the extent to which the Fund can engage in such activity. If and when such meanings change as a result of an action of the Commission, these descriptions will be updated to reflect the most current guidance.

Comment 11 – Several of the enumerated fundamental investment restrictions include references to terms as used or permitted under the 1940 Act. Please explain the meaning of these terms.

Response to Comment 11 -- The SAI has been revised as requested to explain the meanings of these terms. The following disclosure will be added to the SAI closely following the statement of the Fund’s fundamental investment restrictions.

Concentration. While the 1940 Act does not define what constitutes “concentration” in an industry, the staff of the SEC takes the position that any fund that invests more than 25% of its total assets in a particular industry (excluding the U.S. government, its agencies or instrumentalities) is deemed to be “concentrated” in that industry.

Borrowing. The 1940 Act permits the Fund to borrow money in amounts of up to one-third of its total assets, at the time of borrowing, from banks for any purpose (the Fund's total assets include the amounts being borrowed). To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an "asset coverage" of at least 300% of the amount of its borrowings, not including borrowings for temporary purposes in an amount not exceeding 5% of the value of its total assets. “Asset coverage” means the ratio that the value of the Fund's total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.

Commodities. Under the federal securities and commodities laws, certain financial instruments such as futures contracts and options thereon, including currency futures, stock index futures or interest rate futures, may, under certain circumstances, also be considered to be commodities. Nevertheless, the 1940 Act does not prohibit investments in physical commodities or contracts related to physical commodities. Mutual funds typically invest in futures contracts and related options on these and other types of commodity contracts for hedging purposes, to implement tax or cash management strategies, or to enhance returns.

Loans. Although the 1940 Act does not prohibit the Fund from making loans, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.

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May 14, 2013

Senior Securities. “Senior securities” are defined as Fund obligations that have a priority over the Fund's shares with respect to the payment of dividends or the distribution of Fund assets. The 1940 Act prohibits the Fund from issuing any class of senior securities or selling any senior securities of which it is the issuer, except that the Fund is permitted to borrow from a bank so long as, immediately after such borrowings, there is an asset coverage of at least 300% for all borrowings of the Fund (not including borrowings for temporary purposes in an amount not exceeding 5% of the value of the Fund's total assets). In the event that such asset coverage falls below this percentage, the Fund must reduce the amount of its borrowings within three days (not including Sundays and holidays) so that the asset coverage is restored to at least 300%. The fundamental investment restriction regarding senior securities will be interpreted so as to permit collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

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The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file a definitive form of prospectus that will reflect the above responses to the Staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 663-2261.

Sincerely,

/s/ Christopher Sechler

Christopher Sechler

Assistant Secretary
John Hancock Funds II